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Via EDGAR and Facsimile

March 23, 2009

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Consolidated-Tomoka Land Co.

Preliminary Proxy Statement on Schedule 14A

Filed March 2, 2009 and March 10, 2009

File No. 1-11350

Dear Ms. Duru:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 10, 2009 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A on March 2, 2009 and March 10, 2009 (the “Proxy Statement”) by Consolidated-Tomoka Land Co. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 20, as set forth in the Comment Letter, based on information provided by the Company. We have included with this letter a marked copy of the revised Proxy Statement (the “Revised Proxy Statement”) and other proxy materials amended in response to the Staff’s comments to aid in expediting your review.

General

1.	Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(l).

Response

The Company has complied with the Staff’s comment by adding the notation “PRELIMINARY COPY” on the first page of the Revised Proxy Statement and revised form of proxy submitted with this letter.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

2.	Please provide a background discussion of the contacts the company has had with Mr. David Winter and affiliated Wintergreen entities during the time period leading up to the current solicitation. For example, although you indicate the Board’s responsiveness to some of the Wintergreen parties’ director nominees, you have not described for example, how the Board responded to any other suggestions they made. In this regard, we note the series of Schedules 13D/A filings and correspondence between the company and the Wintergreen parties in November and December, 2008. Please describe the specifics of any of the discussions, meetings and/or negotiations between the parties leading up to the current solicitation.

Response

The Company has complied with the Staff’s comment by adding a section entitled “BACKGROUND TO THE CONTESTED SOLICITATION” beginning on page 8 of the Revised Proxy Statement.

3.	Throughout the proxy, you indicate that the shareholder proposals will only be voted upon “if properly presented at the meeting.” Referencing applicable provisions in your charter documents, state law or other authority, please revise to clarify the general requirements that must be met in order for the proposals to be considered as having been “properly presented.” In this regard, we note the inclusion in the preliminary proxy filed by the Wintergreen parties, of an additional director nominee and an additional shareholder proposal. Please revise your proxy disclosure to address whether you believe you received adequate notice of such matters and, if so, either revise your proxy card to reflect the additional nominee and additional proposal or provide disclosure of the disenfranchisement of security holders who use your proxy card with respect to the additional director and proposal.

Response

The Company has complied with the Staff’s comment regarding the proper presentation of shareholder proposals at the meeting by indicating on page 1 of the Revised Proxy Statement, under the subsection entitled “What is the purpose of the Annual Meeting?”, that in order for shareholder proposals to be properly presented at an annual meeting the proposal must be introduced at the meeting by the proposing shareholder, which is in compliance with the Company’s bylaws.

The Company also decided to include the Wintergreen parties’ additional director nominee and shareholder proposal in the Revised Proxy Statement. While, as disclosed on page 2 of the Revised Proxy Statement, these proposals were not timely presented, the

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

Company has nonetheless determined that it is in the best interest of its shareholders that they be afforded the opportunity to vote on these matters. The Revised Proxy Statement and form of proxy have been amended to reflect the additional director nominee and shareholder proposal.

“What is the purpose of the Annual Meeting...,” page 1

4.	We refer you to the preliminary proxy statement filed by the Wintergreen parties on March 9, 2009. As indicated therein, the Wintergreen parties intend on nominating three director nominees who would replace the Class III directors, other than Mr. Allen who are up for election. Please revise your proxy to address the fact that the Wintergreen parties intend to solicit for a total of 3 rather than 2 nominees.

Response

The Company has complied with the Staff’s comment by revising its disclosure on page 2 of the Revised Proxy Statement regarding the number of individuals being nominated by the Wintergreen parties.

5.	Please disclose here the names of the Wintergreen nominees you have included in your proxy solicitation.

Response

The Company has complied with the Staff’s comment by adding the names of the Wintergreen nominees included in its proxy solicitation on page 2 of the Revised Proxy Statement.

6.	We refer you to proposal 4 of the Wintergreen parties’ preliminary proxy. Please update your proxy to disclose the Board’s position with respect to the proposal.

Response

As previously noted above in response to the Staff’s comment number 3, the Revised Proxy Statement includes all of the proposals presented in the Wintergreen parties’ preliminary proxy. The Company has complied with the Staff’s comment by stating the Board’s position with respect to each of the Wintergreen parties’ proposals on page 2 of the Revised Proxy Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

7.	It appears that you intend to solicit proxies via mail, telephonically and via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

On behalf of the Company, we hereby confirm the Company’s understanding that under Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

8.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Response

The Company does not intend to solicit via internet chat rooms.

“Who pays for the solicitation of proxies...” page 6

9.	We note that regular employees will be engaged to solicit proxies. Please further supplement your disclosure to provide the information regarding such employees as required by Item 4(b)(2) of Schedule 14 A.

Response

The Company has complied with the Staff’s comment by indicating, on page 8 of the Revised Proxy Statement, that only certain of the Company’s directors and officers, which are identified in Appendix A to the Proxy Statement, will be engaged to solicit proxies, and that they will not receive additional compensation for such solicitation.

Proposal 1: Election of Directors, page 8

10.	Explain in further detail the basis for your assertion that election of the additional Wintergreen nominees would not be “in the Company’s best interests or the best interests of all shareholders because ...the additional nominees are not as well qualified to serve on [the] Board.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

Response

In response to the Staff’s comment, the Company has deleted the statement asserting that election of the additional Wintergreen nominees would not be “in the Company’s best interests or the best interests of all shareholders because ...the additional nominees are not as well qualified to serve on [the] Board.”

11.	Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

Response

The Company has complied with the Staff’s comment by adding the requested disclosure in the biographies of the directors and director nominees commencing on page 14 of the Revised Proxy Statement.

12.	Please disclose whether you have obtained the consent to be named in your proxy statement from each of your nominees. See Rule 14a-4(d).

Response

The Company has complied with the Staff’s comment by indicating on page 13 of the Revised Proxy Statement that each of the nominees named in our Proxy Statement has consented in writing to being named in the Proxy Statement.

Consideration of Director Nominees, page 15

13.	In light of the nominees being presented by the Wintergreen parties, please supplement your disclosure regarding why the Board’s Governance Committee chose not to accept the nomination of these candidates when they were first presented.

Response

The Company has complied with the Staff’s comment by adding the requested disclosure in the “Background of the Contested Solicitation” section on page 8 of the Revised Proxy Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

Proposal 3, page 35

14.	For each of proposals 3 and 4, disclose in further detail the potential effects, both positive and negative, on existing security holders of the company if the current constitutive documents are amended in the manner proposed.

Response

The Company has complied with the Staff’s comment by adding the requested disclosure on pages 40 and 42 of the Revised Proxy Statement.

15.	Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

Provide us with support for the statements you make with respect to the following statements:

•	“th[e] stability and knowledge [of a classified board] enhances the effectiveness of the directors in their oversight and strategy...,”;

•	“[d]eclassifying the board…could result in a total loss of the accumulated knowledge and experience of directors in a single election cycle...,”;

•	“declassifying our Board could hurt the recruiting of highly qualified nominees...,”;

•	“[a] classified board structure provides the Board with valuable leverage to deliver shareholder value in the vent of a potential takeover situation...,”; and,

•	[a] classified board structure prevents a rapid takeover and requires a potential buyer to negotiate with a board consisting of a majority of seasoned directors independent of a potential acquiror...”

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

Response

In response to the Staff’s comment, the Company has revised each of these statements to indicate that the statements are not assertions of fact, but rather the opinions and beliefs of the Board, and to clarify certain of such statements.

In addition, as requested by the Staff, we have enclosed with this letter a paper by Michael Bradley, Dong Chen, George Dallas and Elizabeth Snyderwine entitled “The Relation between Corporate Governance and Credit Risk, Bond Yields and Firm Valuation” (Dec. 2007) (unpublished manuscript) available at http://ssrn.com/abstract=1078463. This study concluded that classification of boards provides for greater stability of the board, and that boards with greater stability arguably have a greater ability to take a long term perspective and, in a fiduciary context, to take into consideration the broader interests of the company as a whole, which supports the first statement listed above regarding the enhanced effectiveness of directors who sit on classified boards. This study has been marked to identify the information upon which the Company relied.

We have also enclosed a paper by Thomas W. Bates, David A. Becher & Michael L. Lemmon entitled “Board Classification and Managerial Entrenchment: Evidence from the Market for Corporate Control” (Sept. 2007) (HKUST Business School Research Paper No. 07-05), available at http://wwrn.com/abstract =923408. This study concluded that evidence suggests that classified boards may improve the relative bargaining power of target managers on behalf of their constituent shareholders, which supports the fourth statement listed above regarding the benefits of a classified board in the event of a potential takeover situation. This study has been marked to identify the information upon which the Company relied.

16.	You indicate that independence of directors is achieved and “enhanced” through the classified board structure. Provide further support for this statement. Specifically, provide support for your implied assertion that directors are just as accountable to shareholders if elected once every three years as opposed to annually.

Response

In response to the Staff’s comment, the Company has amended the disclosure on page 40 of the Revised Proxy Statement to indicate the basis of its belief that the classified board structure enhances the independence of directors. The amended disclosure also eliminates the implied assertion of director accountability that was commented on by the Staff, and clarifies that the Board believes the fiduciary duties of directors are the same, whether or not directors are elected annually.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

17.	We note the reference to the precatory nature of proposal 3 and to Section 607.1003 of the Florida Business Corporation Act. Your disclosure suggests that there can be no change to the articles of incorporation unless, in addition to receiving the specified level of shareholder support, the Board also provides its recommendation for an amendment’s adoption. Section 607.1003 of the Florida Business Corporation Act, however, appears to contemplate circumstances in which, due to conflicts of interest or “other special circumstances”, amendments could be adopted without Board recommendation provided the Board indicates it is not making a recommendation. Please provide further support for your interpretation of applicable state law and your position that any proposed charter amendment could not be adopted unless also recommended by the Board.

Response

Proposal 3 has been revised based on the Wintergreen entities’ preliminary proxy statement, which set forth a differently-worded proposal than the one originally noticed to the Company. As a result, the language regarding the precatory nature of proposal 3 has been eliminated from the Revised Proxy Statement. The revisions also include a discussion of the additional steps that would be required to accomplish the declassification of the Board.

Proposal 4. page 37

18.	We note that if the proposal is approved, it could result in a change in corporate policy yet, no reference is made to the fact that the bylaws would seemingly also need to be amended to effect the change. Please clarify for us supplementally whether the Board would implement a change in the bylaws of the company if the proposal was approved and if not, please advise us supplementally of the source of authority upon which the Board would rely to approve the change in corporate policy.

Response

On behalf of the Company, we inform the Staff that, should proposal 4 be approved by the shareholders, the Board will reconsider its determination that it is in the best interest of the Company and the shareholders for the Board to have the flexibility to determine the best person to serve as Board chairman, whether or not that person is an independent director. The wishes of the shareholders will be considered by the Board, but will not be dispositive of the issue. The Board’s actions will be guided by the directors’ fiduciary

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

obligations to the shareholders. If, in exercising its fiduciary obligations to the shareholders, the Board determines that the change in corporate policy is appropriate, it will take the steps necessary to amend the bylaws of the Company to reflect such a change in policy.

Appendix A

19.	Please remove the qualifying language regarding the “knowledge” of the company regarding the participants. The disclosure appears on pages A-2 through A-3.

Response

The Company has complied with the Staff’s comment by removing the “knowledge” qualifiers in this section.

20.	As may be necessary, please continue to update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Response

The Company has updated and will continue to update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants to be as of the most recent practicable date prior to the filing of the definitive proxy statement.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

March 23, 2009

Enclosed is a letter from the Company that includes the acknowledgements that you have requested.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (407) 244-5108.

Sincerely,

HOLLAND & KNIGHT LLP

/s/ Tom McAleavey
Tom McAleavey

VIA EDGAR AND FACSIMILE

March 23, 2009

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Consolidated-Tomoka Land Co. Preliminary Proxy Statement on Schedule 14A Filed March 2, 2009 and March 10, 2009 File No. 1-11350

Dear Ms. Duru:

At the request of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 10, 2009 regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A on March 2, 2009 and March 10, 2009 by Consolidated-Tomoka Land Co. (the “Company”), the Company hereby acknowledges in connection with the filing of its revised preliminary proxy statement (as filed on March 23, 2009) that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (386) 274-2202 or to Mr. Tom McAleavey of Holland & Knight LLP at (407) 244-5108.

Sincerely, CONSOLIDATED-TOMOKA LAND CO.

By:
Linda Crisp, Vice President and Corporate Secretary

cc:	Tom McAleavey, Holland & Knight LLP